LOCAL BOUNTI CORPORATION
INSIDER TRADING POLICY
(Revised April 12, 2023)
1.Purpose
The following sets forth the policy of Local Bounti Corporation (the “Company”) with respect to transactions in the Company’s securities (e.g., common stock), as well as the securities of publicly traded companies with which the Company has a business relationship, for the purpose of promoting compliance with applicable securities laws by its directors, officers, employees, and designated contractors.
Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material nonpublic information (“MNPI”) from disclosing this information to others who may trade. Companies and their controlling persons (for instance, directors and officers) may also be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.
The adverse consequences for insider trading violations can be staggering and include potential criminal and civil liability and disciplinary action. Penalties for insider trading include fines of up to $5 million, jail sentences of up to 20 years, and civil penalties of up to three times the profit gained or loss avoided. The Securities and Exchange Commission (“SEC”) has imposed large penalties even when an individual did not profit from the trading or disclosure. The SEC, stock exchanges, and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading, and there is a very high likelihood that federal or other regulatory authorities will detect and prosecute insider trading violations involving even small dollar amounts.
2.Covered Persons
As a director, officer, employee, or designated contractor of the Company or its subsidiaries (each, a “Covered Person”), this policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in the Company’s securities); it also covers venture capital firms and other entities (such as partnerships, trusts, and corporations) that are affiliated or associated with you or these related persons. You are responsible for making sure that any transaction in securities covered by this policy by you or any of these people or entities complies with this policy.
490 Foley Lane, Hamilton, MT 59840         localbounti.com

An affiliate of a person subject to this policy is someone who directly or indirectly controls or is controlled by, or is under common control with the person. An associate of a person subject to this policy is (i) a corporation or organization (other than the Company or a majority owned subsidiary of the Company) of which the person is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities or (ii) any trust in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar capacity.
Each individual is responsible for the consequences of their actions. You are responsible for understanding and complying with this policy. Individuals who violate this policy will also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity plans or termination of employment for cause. In addition, if the Company becomes aware of a violation of this policy, the Company may inform the appropriate governmental authorities. In determining consequences resulting from a violation of this policy, the Compliance Officer will consider a number of factors including the individual’s culpability; cooperation with the investigation; the individual’s past violations, if any; consistency with consequences for other violations, if any; the availability of restitution; penalties assessed by regulators; the need for deterrence; and extent of the harm to the Company, including the impact on Company culture.
The portions of this policy relating to trading while in possession of MNPI and the use or disclosure of that information continue to apply to transactions in the Company’s securities even after termination of employment or association with the Company. If you are aware of MNPI about the Company when your employment or other business relationship with the Company ends, you may not trade in the Company’s securities or disclose the MNPI to anyone else until that information is made public or becomes no longer material.
3.Definition of Material Nonpublic Information
For purposes of this policy, “material nonpublic information” or “MNPI” is any material information about a company that has not yet become publicly available.
Information is “material” if a reasonable investor would likely consider it important in making a decision to buy, hold, or sell securities. Any information that could reasonably be expected to affect the price of the security is material. The information may be positive or negative. Financial information is frequently material, even if it covers only part of a fiscal period or less than all of the company’s operations, since either of these might convey enough information about the company’s consolidated results of operations to be considered material information. Other common examples of information that may be material include the following:
•information regarding financial results, financial condition and financial forecasts, including estimates of financial results or changes in previously announced estimates of financial results
•significant proposed mergers, acquisitions, investments, or divestitures
•gain or loss of significant customers or suppliers

•entry into, renewal, termination, or changes to material contracts
•layoffs or restructurings
•cybersecurity incidents and data breaches
•developments in significant litigation or government investigations
•public or private debt or equity offerings
•significant changes in senior management or board of directors
•new product or service offerings
•capital allocation developments, such as share repurchases and dividends
It is not possible to define all categories of material information, and you should recognize that the public, media, and courts may use hindsight in judging what is material. Further, the materiality of particular information is subject to reassessment on a regular basis. Therefore, it is important to “play it safe” and assume information is material if there is any doubt. You may also consult with the Compliance Officer. The “Compliance Officer” means the Company’s General Counsel; provided that in the event there is no General Counsel or the General Counsel is unavailable, the Company’s Chief Financial Officer will be authorized to serve as the Compliance Officer in the interim or to designate another person as the Compliance Officer.
Information is “nonpublic” until the information is broadly disseminated in a manner sufficient to ensure its availability to the investing public generally, without favoring any special person or group.
Release of information to the media does not immediately mean the information has become publicly available. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or SEC filing) and the investing public has had time to absorb and evaluate it. Ordinarily, information about the Company should not be considered public until at least one full trading day has passed following its formal release to the market.
4.Trading While in Possession of MNPI is Prohibited
4.1.     You are prohibited from engaging in any transaction in the Company’s securities (including gifts or other transfers without consideration, such as partnership distributions) while aware of MNPI about the Company. It does not matter whether you relied on or used MNPI in deciding to trade—if you are aware of MNPI about the Company, the prohibition applies.
This prohibition covers virtually all transactions in securities of the Company, including securities and transactions not permitted under this policy. In this regard, the term “securities” includes common stock, options to purchase common stock, debt securities, preferred stock, and derivative securities, such as put and call options, warrants, swaps, caps, and collars. The term “transactions” includes purchases, sales, pledges, hedges, loans, and gifts of the Company’s securities, as well as other direct or indirect transfers of the Company’s securities. This prohibition extends to trades of the Company’s securities in which you have any “beneficial” or other interest, or over which you exercise investment control, including: (i) transactions in the Company’s securities held in joint accounts or accounts of persons or entities controlled directly or indirectly by you; (ii) transactions in the Company’s securities for which you act as trustee, executor, or custodian; and (iii) transactions in any other account or investment involving in any way any the Company’s securities over which you exercise any direct or indirect control.
4.2    For the avoidance of doubt, this prohibition applies to the subsequent sales of the Company’s securities issued pursuant to equity awards, as well broker-assisted sales for the purpose of generating the cash needed to cover the costs of options exercises or tax withholding. In addition, your decision to participate in any ESPP and any decision to change your election under any ESPP should not be made while you are in possession of MNPI.
4.3    You are also prohibited from engaging in transactions in securities of other companies (as broadly defined in the second paragraph of Section 4.1) while aware of material nonpublic information about those companies. In particular, information learned in connection with your work on transactions or relationships between the Company and another publicly traded company may constitute MNPI about the other company. This MNPI may include negotiations over mergers, acquisitions, divestitures, renewal or termination of significant contracts, or other arrangements.
4.4.     These prohibitions do not apply to the following:
•Transactions made pursuant to a 10b5-1 Plan (as defined below) meeting the requirements of Section 8

•The exercise of stock options or option-like awards if the exercise price is paid in cash or through the Company withholding a portion of the shares underlying the options

•The Company’s withholding of shares underlying equity awards to satisfy tax withholding requirements

•The purchase of shares under any ESPP

•Transfers by will or the laws of descent and distribution or transfers for tax planning purposes in which your beneficial ownership and pecuniary interest in the transferred securities does not change

•Transactions otherwise prohibited by this policy if, prior to the transaction, the Compliance Officer determines that the transaction is not inconsistent with the purposes of this policy and exceptional circumstances apply

The existence of a personal financial emergency does not excuse you from compliance with this policy and will not be the basis for a potential exception to the policy described above or otherwise for a transaction that is not inconsistent with the purposes of the policy.
5.Disclosure of MNPI is Prohibited; No “Tipping”
You may not disclose to others MNPI about the Company or any other company with which the Company has a business relationship learned in connection with your role as a Covered Person, make recommendations or express opinions to others about investments in or the prospects of the Company or those companies while in possession of this information, or otherwise make unauthorized disclosure or use of this information (collectively, “Tipping”). Tipping can result in legal liability and consequences under this policy even if you did not benefit from the resulting transaction.

Any written or oral statement that would be prohibited under the law or under this policy is equally prohibited if made on the internet or through social media platforms, regardless of whether Covered Persons use their own name or a pseudonym, including the disclosure of MNPI about the Company or with respect to other publicly traded companies with which the Company has a business relationship that you learn in connection with your role as a Covered Person.
6.Other Prohibited Transactions
You may not take any of the following actions:
6.1    Engage in short sales of the Company’s securities (sales of securities that are not then owned), including “sales against the box” (short sales not exceeding the number of shares already owned)
6.2    Trade in derivatives of the Company’s securities, such as exchange-traded put or call options and forward transactions
6.3    Purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or exchange funds) or otherwise engaging in any transactions that hedge or offset any decrease in the market value of the Company’s securities or limit your ability to profit from an increase in the market value of the Company’s securities
6.4    Holding the Company’s securities in a margin account or pledging the Company’s securities as collateral for a loan unless the pledge has been approved by the Compliance Officer
6.5    Except under a 10b5-1 Plan meeting the requirements of Section 8, establish standing or limit orders for transactions in the Company’s Securities for more than three business days
7.Blackout Periods; Preclearance of Transactions

Except under a 10b5-1 Plan meeting the requirements of Section 8:
1.1No Restricted Person (as defined below) may engage in transactions in the Company’s securities during a Quarterly Blackout Period (as defined below) regardless of whether they are actually aware of MNPI during that period.

A “Restricted Person” means each of the Company’s directors and “officers” (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and any other person designated by the Compliance Officer for purposes of this policy. These persons are determined to be at an enhanced risk of possessing MNPI during periods of time proximate to quarterly announcements of financial results and who therefore must exercise greater diligence to comply with insider trading prohibitions. These persons generally include certain senior business, operational, finance, legal, and management personnel, as well as other individuals in a role that makes it likely they will have awareness of MNPI in proximity to quarterly announcements of financial results.

The Compliance Officer maintains a list of all Restricted Persons. You will be notified by the Compliance Officer if you are considered a Restricted Person, and you will remain a Restricted Person until notified otherwise by the Compliance Officer. Even if you have not been notified, if you believe you should be a Restricted Person, you must adhere to the prohibitions in this section.

“Quarterly Blackout Periods” are in effect with respect to each quarterly announcement of financial results, starting on the seventh day prior to the end of the third month of each fiscal quarter (provided that, if that day is not a business day, then the next business day) and ending when one full trading day has passed following the public announcement of the Company’s quarterly financial results. The Company has selected this period because it is the time when Restricted Persons are likely to have MNPI about the Company.

The Compliance Officer will notify Restricted Persons by email when the Quarterly Blackout Period begins and ends. Even if you have not been notified, if you are a Restricted Person, you must not transact in the Company’s Securities during the Quarterly Blackout Period. If you have questions about a Quarterly Blackout Period, you should consult the Compliance Officer.

1.2In addition to Quarterly Blackout Periods, from time to time the Compliance Officer may decide to impose a “Special Blackout Period” for Covered Persons who are aware of particular information that the Company or the Compliance Officer considers likely to be MNPI. A Special Blackout Period may be imposed in connection with a potential acquisition, anticipated positive or negative announcements of financial results, cybersecurity incidents, or other potentially material developments. The Compliance Officer will determine on an ongoing basis who is subject to a Special Blackout Period and notify these individuals. Even if you have not been notified, if you reasonably believe you are or should be subject to a Special Blackout Period, you must adhere to the following prohibition. If you are subject to a Special Blackout Period, you may not engage in transactions in the

Company’s securities until notified by the Compliance Officer that the Special Blackout Period has ended.

Any person made aware of a Special Blackout Period should not disclose the existence of the Special Blackout Period to anyone else. If you have questions about a Special Blackout Period, you should consult the Compliance Officer.

1.3Pre-clearance of Transactions and 10b5-1 Plans; Related Procedures

1.3.1Each Restricted Person must receive preclearance from the Compliance Officer prior to directly or indirectly engaging in transactions in the Company’s securities or entering into or modifying a 10b5-1 Plan for engaging in transactions in the Company’s securities (collectively, “Preclearance Events”). The Restricted Person will be permitted to proceed only after (i) submitting a written request for preclearance at least three business days prior to any desired Preclearance Event, including a statement that the Restricted Person is not in possession of MNPI, and (ii) receiving written approval of the preclearance request from the Compliance Officer.

1.3.2Covered Persons must also comply with SEC Rule 144, Section 16 of the Exchange Act, and all applicable reporting requirements. In connection with the preclearance process, Restricted Persons should provide to the Compliance Officer an analysis of how the proposed Preclearance Event complies with SEC Rule 144 and does not result in short swing profits under Section 16 of the Exchange Act. 10b5-1 Plans for Restricted Persons should also include a provision stating that the Restricted Person will arrange for the electronic filing of any required Form 144 with the SEC via the EDGAR system and authorize the 10b5-1 Plan broker to notify the Company of all transactions on the Restricted Persons behalf to ensure a Form 4 is filed in the required two business days.

1.3.3If a Preclearance Event is precleared in accordance with this policy, a Restricted Person will then have three business days to effect the Preclearance Event. However, if a Restricted Person becomes aware of MNPI or becomes subject to a Blackout Period after receiving preclearance, but before the Preclearance Event has been effected, that person must not proceed with the Preclearance Event.

1.3.4The Compliance Officer is under no obligation to approve a request under the preclearance procedures provided for under this policy and may determine to reject any request for any reason, even if the proposed Preclearance Event would not violate the federal securities laws or a specific provision of this policy.

1.3.5Approval of any request under these preclearance procedures does not insulate you from liability under the securities laws. The ultimate responsibility for determining whether an individual is in compliance with the securities law rests with that individual in all cases.

1. 10b5-1 Plans

1.1It is not a violation of this policy to transact in the Company’s Securities while you are aware of any MNPI or during a Blackout Period if: (i) the transactions are made pursuant to a written trading plan (a “10b5-1 Plan”) that complies with the requirements of this policy and Rule 10b5-1(c) Exchange Act (as this rule and related regulations may be amended from time to time by the SEC, including any SEC Staff interpretations relating thereto) (“Rule 10b5-1”); (ii) the 10b5-1 Plan was not entered into while you were subject to a Blackout Period; (iii) the 10b5-1 Plan contains a representation certifying that, on the date of adoption of the 10b5-1 Plan, you (a) are not aware of MNPI about the Company or its Securities and (b) adopted the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5-1 under the Exchange Act; and (iv) if required by Section 8.2, the 10b5-1 Plan was precleared in writing in advance by the Compliance Officer; provided, however, that any and all transactions in the Company’s Securities under a 10b5-1 Plan that satisfy the conditions in clauses (i) through (iv) will not qualify for the foregoing exception if after you have entered into the 10b5-1 Plan you fail to act in good faith with respect to it, including with respect to modifications and terminations.

1.2Restricted Persons must submit a proposed 10b5-1 Plan and any modification of a 10b5-1 Plan for preclearance in accordance with the provisions of Section 7.3 at least five business days before the desired date of entry into or modification of the plan.

1.3To help demonstrate that a 10b5-1 Plan fully complies with Rule 10b5-1 and this policy, the Company has adopted the requirements for these plans set forth on Appendix A to this policy.

2.Inquiries
Any questions about this policy, its application to a proposed transaction, or the requirements of applicable laws should be directed to the Compliance Officer at complianceofficer@localbounti.com.

APPENDIX A
LOCAL BOUNTI CORPORATION
10B5-1 PLAN GUIDELINES
These 10b5-1 Plan Guidelines provide further requirements for entering into and operating a 10b5-1 Plan under the Company’s Insider Trading Policy (the “policy”). Capitalized terms used but not defined in these guidelines will have the meanings ascribed to them in the policy.
1.Good Faith
You must act in good faith with respect to your 10b5-1 Plan under the policy. Your failure to act in good faith with respect to a 10b5-1 Plan, including with respect to modifications and terminations, will cause the plan to no longer comply with Rule 10b5-1 and the policy and potentially cause your prior transactions in the Company’s securities under the 10b5-1 Plan to violate the policy.
2.Trades Outside of a 10b5-1 Plan
Any transaction outside of a 10b5-1 Plan may mitigate the benefits of the 10b5-1 Plan. Consequently, Covered Persons should generally not transact in the Company’s securities (except as permitted by Section 4.3 of the policy) outside of a 10b5-1 Plan while a 10b5-1 Plan is in effect.
All Covered Persons, whether or not they are Restricted Persons, must comply with the preclearance provisions of Section 7.3 of the policy for any transactions outside of a 10b5-1 Plan while they have a 10b5-1 Plan in effect.
3. 10b5-1 Plan Adoption or Termination (including Modification); Good Faith Considerations
Section 8 of the policy sets forth the requirements for entering into a 10b5-1 Plan, including preclearance requirements. The same requirements and provisions apply to any modification of a 10b5-1 Plan. Any questions regarding proposed modifications to, or terminations other than pursuant to the existing terms of, a 10b5-1 Plan should be directed to the Compliance Officer.
While Rule 10b5-1 does not expressly forbid the early termination of a 10b5-1 Plan, the SEC has made clear that once a 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if the termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b-5 under the Exchange Act. The risk associated with terminating a plan increases if the Covered Person promptly engages in market transactions or adopts a new 10b5-1 Plan. This behavior could arouse suspicion that the Covered Person is modifying trading behavior to benefit from MNPI. Accordingly, Covered Persons are encouraged to not terminate 10b5-1 Plans except in unusual circumstances. For similar reasons, Covered Persons are encouraged to avoid frequent modifications of 10b5-1 Plans. Covered Persons are required to provide prompt notice of termination of any 10b5-1 Plan to the Compliance Officer.

4.Overlapping Plans
Under Rule 10b5-1, Covered Persons may not have more than one 10b5-1 Plan in operation at any given time, subject to certain limited exceptions. Consult with the Compliance Officer to discuss whether any of these exceptions may apply to your situation, particularly if you wish to enter into a new 10b5-1 Plan under which trades will commence shortly after an existing 10b5-1 Plan would terminate in accordance with its terms.
5.Single-Trade Plans
Covered Persons may not enter into a 10b5-1 Plan that is designed to transact the total amount of the Company’s securities subject to the 10b5-1 Plan as a single transaction (a “Single-Trade Plan”), unless: (i) the Covered Person has not, during the prior 12-month period, entered into another 10b5-1 Plan of the same design and (ii) the other 10b5-1 Plan was eligible to receive the affirmative defense under Rule 10b5-1.
6.Timing of First Trade (Cooling-Off Periods)
For Company directors and officers, 10b5-1 Plans must be subject to a “cooling off” period pursuant to which no trading may commence after the 10b5-1 Plan is adopted until the expiration of the later of (i) 90 days after the adoption of the 10b5-1 Plan, or (ii) two business days following the filing of the Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, not to exceed 120 days following adoption of the 10b5-1 Plan.
For other Covered Persons, 10b5-1 Plans must be subject to a “cooling off” period (between the date the 10b5-1 Plan is adopted and when trading under the plan may commence), pursuant to which no trading may commence after the 10b5-1 Plan is adopted until the expiration of 30 days after the adoption of the 10b5-1 Plan.
7.Plan Suspension & Termination
10b5-1 Plans should include a provision that automatically suspends trading under the plan upon notice of suspension from the Company triggered by certain events. Events contemplated by this type of notice include underwritten public offerings by the Company and acquisition of the Company.
10b5-1 Plans should also include a provision automatically terminating the plan at some future date. In addition, any 10b5-1 Plan must provide for automatic termination in the event of death, a personal bankruptcy filing, the filing of a divorce petition, employment termination (in which case automatic termination will occur at the beginning of the next open trading window), the last scheduled sale of shares, the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Company into shares of another company, or the conversion of the Company’s Securities into rights to receive fixed amounts of cash or into debt securities or preferred stock (whether in whole or in part).
8.Plan Brokers
A Covered Person must not communicate any MNPI about the Company to the broker or attempt to influence how the broker exercises his or her discretion in any way.